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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12645 yw

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. Towanda Avenue
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Kilcoin (309) 821-2669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Miles Kilcoin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY Capital Management Company, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
DENISE L VERPLAETSE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/25/2018

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY Capital Management Company

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Contents

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors of
COUNTRY Capital Management Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COUNTRY Capital Management Company (the Company) (a wholly owned subsidiary of COUNTRY Life Insurance Company) as of December 31, 2017, the related statement of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 1989
Chicago, Illinois
February 27, 2018

COUNTRY Capital Management Company

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	937,258
Equity securities, trading, at fair value		1,613,986
Receivable due from parent and affiliates		26,009
Accounts receivable		183,578
Income taxes recoverable		150,979
Deferred tax asset		9,116
Other assets		5,777
Total assets	$	2,926,703
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	257,258
Payable to parent and affiliates		284,872
Income taxes payable		130
Total liabilities		542,260
Stockholder's equity:		
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares		500,000
Retained earnings		1,884,443
Total stockholder's equity		2,384,443
Total liabilities and stockholder's equity	$	2,926,703

See accompanying notes.

COUNTRY Capital Management Company

Statement of Operations

Year Ended December 31, 2017

Revenues	
Marketing fees:	
Insurance sales	$ 3,207,254
Mutual fund sales	1,164,234
College savings plans	259,192
Service fees from parent	2,000,000
Investment income	52,485
Net gain on trading securities	140,427
Total revenues	6,823,592
Expenses	
Commission expense:	
Insurance sales	1,978,686
Mutual fund sales	686,846
College savings plans	151,960
General management services – affiliates	4,530,654
Professional services	53,000
Dues and assessments	10,371
Other	23,727
Total expenses	7,435,244
Income before income taxes	(611,652)
Income taxes:	
Current benefit	(172,267)
Deferred benefit	(67,347)
Total income taxes	(239,614)
Net loss	$ (372,038)

See accompanying notes.

COUNTRY Capital Management Company

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

	Common Stock	Retained Earnings	Total
Balance, January 1, 2017	$ 500,000	$ 2,256,481	$ 2,756,481
Net loss	–	(372,038)	(372,038)
Balance, December 31, 2017	$ 500,000	$ 1,884,443	$ 2,384,443

See accompanying notes.

COUNTRY Capital Management Company

Statement of Cash Flows

Year Ended December 31, 2017

Operating activities	
Net loss	$ (372,038)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred tax benefit	(67,347)
Realized gain on sale of trading securities	(67,100)
Net unrealized gain on trading securities	(73,327)
Purchase of trading securities	(14,887)
Sale of trading securities	723,924
Change in receivable due from parent and affiliates	22,224
Change in accounts receivable	(52,231)
Change in income taxes recoverable	(18,398)
Change in prepaid expenses	83,250
Change in other assets	3,002
Change in accounts payable and accrued expenses	(129,940)
Change in payable to parent and affiliates	(31,542)
Change in income taxes payable	(40)
Net cash provided by operating activities	5,550
Increase in cash and cash equivalents	5,550
Cash and cash equivalents at beginning of year	931,708
Cash and cash equivalents at end of year	$ 937,258

See accompanying notes.

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association (IAA).

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the financial representatives of COUNTRY® Financial (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 47% of total revenues in 2017. Marketing fees from mutual funds represented approximately 17% of total revenues in 2017 and are generated through the sales of mutual funds offered by unaffiliated brokers. Effective June 1, 2017, CCMC discontinued the sale of mutual fund accounts. Marketing fees from sales of college savings plans represented 4% of total revenues in 2017. Although COUNTRY Capital is registered in 27 states, its principal market is Illinois.

COUNTRY Capital is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $2,000,000 in 2017. The service fees generated under this agreement accounted for 29% of COUNTRY Capital's total revenues in 2017.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance sales, mutual fund sales, and college savings plans are recognized as revenue on a trade-date basis as transactions occur.

Service Fee From Parent

The service fee from COUNTRY Life is earned ratably over the service period based on terms of the service agreement.

Investment Securities

The investment portfolio is classified as trading and carried at fair value. Changes in fair values of these securities are reported in earnings. Fair values of exchange traded funds and mutual funds are based upon quoted market prices.

In determining the cost basis of a security upon its sale, COUNTRY Capital uses the specific identification of that security's cost basis.

2. Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The FASB has also issued a number of updates to this standard. The standard is effective annual and interim periods beginning January 1, 2018. We have substantially completed our evaluation of the impact of adopting the new revenue standard using the full retrospective method to implement. Based on our assessment, we do not expect the adoption of ASU 2014-09 to have a material impact on our financial statements. Further, we do not expect significant changes to our business processes, systems, or internal controls as a result of adopting the standard. The cumulative effect adjustment to beginning retained earnings as a result of implementing the standard is immaterial.

In July 2016, the Financial Accounting Standards Board issued new accounting guidance on credit losses that changes the impairment model for most financial assets and certain other investments. The standard will replace today's incurred loss approach with an expected loss model for instruments measured at amortized cost and require entities to record allowances for available for sale debt securities rather than reduce the carrying amount. The standard requires entities to record a cumulative-effect adjustment to retained earnings the first reporting period in which the guidance is effective. This new guidance is effective in 2021. Management is currently reviewing the guidance, and the impact from its adoption on our financial statements cannot be determined at this time.

2. Significant Accounting Policies (continued)

Subsequent Events

Subsequent events have been evaluated through February 27, 2018, the date at which the financial statements were available to be issued. Management is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially affect the amounts reported or which should be disclosed.

3. Investment Securities

COUNTRY Capital has a portfolio of trading securities which are carried at fair value based on quoted market prices, with changes in fair value reported in earnings.

The portion of trading gains and losses for the period related to trading securities still held at the reporting date is calculated as follows:

	2017
Equity securities:	
Net gain recognized on trading securities	$ 140,427
Less: net gain recognized during the period on trading securities sold during the period	67,100
Unrealized gain recognized during the reporting period on trading securities still held at the reporting date	$ 73,327

4. Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the accompanying Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy of inputs, as defined by Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, is as follows:

- Level I – Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
- Level II – Inputs are other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
- Level III – These are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements, by level for the investment in equity securities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
December 31, 2017				
Investments in exchange traded funds:				
Fixed income	$ 778,453	$ –	$ –	$ 778,453
U.S. equities	336,238	–	–	336,238
International equities	15,674	–	–	15,674
Investments in mutual funds:				
Fixed income	267,003	–	–	267,003
U.S. equities	34,151	–	–	34,151
International equities	182,467	–	–	182,467
Total	$ 1,613,986	$ –	$ –	$ 1,613,986

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, COUNTRY Capital had net capital of $1,772,691 and net capital requirements of $100,000. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.31 to 1.00 at December 31, 2017. The net capital rules may effectively restrict the payment of advances or cash dividends.

6. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital recorded $4,331,168 in 2017 for the management and operational services provided by CC Services, Inc., which are included in general management services – affiliates in the accompanying Statement of Operations. As of December 31, 2017, amounts payable to CC Services, Inc. of $284,872 are included as payable to parent and affiliates in the accompanying Statement of Financial Condition. COUNTRY Capital recorded $199,486 in 2017 for general management services provided by IAA which are included in general management services – affiliates in the accompanying Statement of Operations.

COUNTRY Capital brokers variable universal life and variable annuities for an affiliate, COUNTRY Investors Life Assurance Company. COUNTRY Capital earned commissions of $356,960 for brokering the products during 2017 which are included in marketing fees – insurance sales in the accompanying Statement of Operations. As of December 31, 2017, commissions receivable from COUNTRY Investors Life Assurance Company of $22,423 are included in receivable due from parent and affiliates in the accompanying Statement of Financial Condition.

7. Income Taxes

COUNTRY Capital files a consolidated federal income tax return with the Illinois Agricultural Holding Company and its subsidiaries. The 2017 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes, dividend received deduction, the impact of the Tax Cuts and Jobs Act (the Act), and return to provision. The amount due from the Illinois Agricultural Holding Company for income taxes was $143,360 as of December 31, 2017. COUNTRY Capital has a written agreement which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. As provided in Treasury Regulation Section 1.1552-1(a)(2) as supplemented by the methodology in Section 1.1503-33(d)(3), allocation of the consolidated tax liability to each company of the consolidated group is based upon that company's separate return liability provide however that intercompany transactions which are deferred under a consolidated return, as well as losses incurred and credits utilized by the consolidated group shall be recognized. Such provisions shall be applied taking into account the subgroup method set forth in Treasury Regulation Section 1.1502-47 and the related limitations on utilizing a loss from a life or nonlife subgroup, as applicable, against the income of the other subgroup. Intercompany tax balances are settled within 30 days of the filing of the applicable estimated or actual consolidated federal income tax return.

The components of income tax expense for the year ended December 31, 2017 are as follows:

	Federal	State	Total
2017			
Current income tax benefit	$ (136,544)	$ (35,723)	$ (172,267)
Deferred income tax benefit	(58,499)	(8,848)	(67,347)
Income tax benefit	$ (195,043)	$ (44,571)	$ (239,614)

On December 22, 2017 the Act was signed into law. Under the Act the statutory corporate tax rate was reduced to 21% from 35%, future net operating losses (NOL) are not available for carryback, and the end of the year deferred tax balances were revalued at the new statutory rate. At December 31, 2017, accounting for the Act is complete. The change in deferred tax balances due to the Act was as follows: Gross deferred tax assets decreased by $26,027; gross deferred tax liabilities decreased by $18,856; net deferred taxes decreased by $7,171. The changes in deferred tax balances due to the Act were recorded as deferred income taxes on the Statement of Operations.

COUNTRY Capital made tax payments of $63,254 and received refunds of $217,081 in 2017.

7. Income Taxes (continued)

The gross deferred tax asset at December 31, 2017 relates primarily to the federal and state NOL created in 2017. The gross deferred tax liability at December 31, 2017 relates to accrued dividends and unrealized gains on investments. At December 31, 2017, COUNTRY Capital had recorded gross deferred tax assets and liabilities of $48,075 and $38,959 respectively; and no valuation allowances.

COUNTRY Capital did not recognize any liability for uncertain tax positions.

COUNTRY Capital classifies interest and penalties related to all tax matters in income tax expense. COUNTRY Capital has not accrued nor paid penalties and paid $2 interest for the year ended on December 31, 2017.

COUNTRY Capital, as a member of the consolidated filing with the Illinois Agricultural Holding Company, files tax returns in the U.S. federal jurisdiction. COUNTRY Capital files state tax returns as a member of the consolidated filing, with CC Services, Inc., or on a stand alone basis depending on the state. As of 2017, the tax years that remain subject to examination begin with 2014.

At December 31, 2017, COUNTRY Capital has unused federal NOLs of $183,333 and state NOL carryforwards of $112,809, which will expire by 2037.

8. Commitments and Contingencies

COUNTRY Capital is occasionally a defendant in various legal actions. At December 31, 2017, COUNTRY Capital was not aware of any commitments or contingencies related to legal actions.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2017

Aggregate indebtedness		
Accounts payable and accrued expenses, payable to parent and affiliates, and income taxes payable		$ 542,260
Net capital		
Common stock		500,000
Retained earnings		1,884,443
Total stockholder's equity		2,384,443
Less non-allowable assets:		
Disallowed receivables:		
Receivable due from parent and affiliates	$ 3,586	
Accounts receivable	183,578	
Income taxes recoverable	150,979	
Deferred tax asset	9,116	
Other assets	5,000	
Securities haircut	259,493	611,752
Net capital		$ 1,772,691
Capital requirements		
Minimum net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of requirements		1,672,691
Net capital as above		$ 1,772,691
Ratio of aggregate indebtedness to net capital		0.31 to 1

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and
Aggregate Indebtedness Under Rule 15c3-1 (continued)

December 31, 2017

Reconciliation with the Company's computation of net capital as of December 31, 2017

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report, filed January 23, 2018	$ 1,772,691
Adjustments	
Income taxes recoverable	64,166
Deferred tax asset	(9,116)
Deferred tax liability	(29,384)
Retained earnings	(25,666)
Net capital, as reported above and in the Company's Part IIA (unaudited) amended FOCUS report, filed February 20, 2018	$ 1,772,691

COUNTRY Capital Management Company

Schedule II – Computation for
Determination of Reserve Requirements Under Rule 17a-5(d)

December 31, 2017

COUNTRY Capital is exempt from the computation of reserve requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

COUNTRY Capital Management Company

Schedule III – Information Relating to
Possession or Control of Securities Under Rule 17a-5(d)

December 31, 2017

COUNTRY Capital is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of COUNTRY Capital Management Company

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of COUNTRY Capital Management Company, (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether COUNTRY Capital Management Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

EY

Building a better
working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2018